Exhibit 12

Openwave Systems Inc.

Computation of Ratio of Earnings to Fixed Charges

(Unaudited)

	Nine months ended March 31, 2004	For the Years ended June 30,
		2003	2002	2001	2000	1999
Loss before income taxes	$(21,617)	$(205,973)	$(1,242,879)	$(677,006)	$(286,238)	$(35,124)
Fixed Charges	1,206	6,744	9,161	7,371	2,908	608

Earnings as adjusted for Fixed Charges	$(20,411)	$(199,229)	$(1,233,718)	$(669,635)	$(283,330)	$(34,516)

Ratio of earnings to fixed charges	—	—	—	—	—	—